UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number:  0—24425

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form N-SAR       ☐ Form N-CSR

For Period Ended:      September 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________

PART I — REGISTRANT INFORMATION

King Pharmaceuticals, Inc.

Full name of registrant
N/A

Former name if applicable
501 Fifth Street

Address of principal executive office (STREET AND NUMBER)
Bristol, Tennessee   37620

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is considering whether any of its return reserve accrued during the first nine months of 2004 should have been recognized in years prior to 2004 and, if so, the relevant amounts and the materiality of those amounts. If material, such amounts would likely result in a restatement of previously issued financial statements. The decision to delay the filing of the quarterly report was made to permit management to complete its review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Linda M. Crouch-McCreadie	423	928-0181

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant refers the reader to its Current Report on Form 8-K filed October 28, 2004 which contains its Press Release issued October 28, 2004 announcing its preliminary results of operations for the quarter ended September 30, 2004.

King Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2004	By	/s/ James R. Lattanzi James R. Lattanzi Chief Financial Officer